AB 3/7

15047021

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 Kendale Blvd.
(No. and Street)

East Lansing	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman 517-337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Michelle Shipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michelle Shipman
Signature

Principal Financial Officer
Title

Tamra A. Church
Notary Public 2-11-15

TAMRA A. CHURCH
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires Aug. 16, 2017
Acting in the County Of Ingham

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by rule 17a-5 of the Securities and Exchange Commission and agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2014

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by rule 17a-5 of the Securities and Exchange Commission and agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Paradigm Equities, Inc.

We have audited the accompanying financial statements of Paradigm Equities, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statement of net income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Paradigm Equities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Paradigm Equities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Paradigm Equities, Inc.'s financial statements. The supplemental information is the responsibility of Paradigm Equities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mauer Coleman P.C.

February 26, 2015

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and equivalents	$	3,478,603
Commissions receivable		434,852
Prepaid expense and other		50,131
Total current assets	$	3,963,586

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	181,246
Due to affiliate		467,755
Commissions payable and related items		279,407
Total current liabilities		928,408
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000		10,000
Additional paid in capital		20,000
Retained earnings		3,005,178
Total stockholder's equity		3,035,178
	$	3,963,586

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 5,182,232
Interest and other revenue	3,677
Total revenues	5,185,909
EXPENSES:	
Commissions	2,204,486
Operating expenses	2,440,967
Total expenses	4,645,453
Income before income tax expense	540,456
INCOME TAX EXPENSE	(207,000)
NET INCOME	333,456
RETAINED EARNINGS, beginning of year	2,671,722
RETAINED EARNINGS, end of year	$ 3,005,178

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

INCREASE (DECREASE) IN CASH AND EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 333,456
Adjustments to reconcile net income to net cash used by operating activities:	
Commissions receivable	(49,996)
Prepaid expense	(1,154)
Accounts payable	(514,341)
Commissions payable and related items	(107,988)
Due to/from affiliates	522,482
Total adjustments	(150,997)
NET INCREASE IN CASH AND EQUIVALENTS	182,459
CASH AND EQUIVALENTS:	
Beginning of year	3,296,144
End of year	$ 3,478,603

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing an application-way basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 15(c)3-3, pursuant to Paragraph (k)(2)(i), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	Revenue	Receivables
Company A	61%	73%
Company B	22%	15%
Company C	11%	4%
All other, individually less than 10% of total revenue	6%	8%
	100%	100%

Registered sales representatives of the Company are covered by a collective bargaining contract which expires December 31, 2015.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 26, 2015, which is the date the financial statements were available for issuance.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2014:

Computer software	$	117,864
Computer equipment		18,363
		136,227
Less accumulated depreciation and amortization		136,227
Net fixed assets	$	-

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax expense on a separate return basis amounted to $174,000 for the year ending December 31, 2014. As of December 31, 2014, the Company had the amount due to the parent of $174,000 or income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax expense of $33,000 and for the year ending December 31, 2014. The Company had an amount due to affiliate for Michigan state taxes of $33,000 as of December 31, 2014.

Income tax expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2014:

Federal income tax expense	$	(174,000)
Michigan corporate income tax expense		(33,000)
	$	(207,000)

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax expense and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $1,812,000 for such services for the year ending December 31, 2014.

In addition to the above agreement, the Company paid approximately $2,513,000, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the year ending December 31, 2014.

Year End Inter-Company Balances

Amounts due to affiliate at December 31, 2014, is as follows:

MEA Financial Services	$ 467,755

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had regulatory net capital of $2,810,422, which was $2,748,528 in excess of its required capital of $61,894. The Company's regulatory net capital ratio was .33:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:		
Total stockholder's equity		$ 3,035,178
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 65,000	
Over 30 day variable rate annuity commissions receivable	8,904	
Over 30 day reimbursements	48,900	
Prepaid expense and other	50,131	172,935
Net capital before haircuts on securities positions		2,862,243
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		51,821
Net capital		$ 2,810,422
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 181,246
Due to affiliate		467,755
Commissions payable and related items		279,407
Total aggregate indebtedness		$ 928,408
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $928,408 pursuant to Rule 15c3-1)		$ 61,894
Excess net capital		$ 2,748,528
Ratio: Aggregate indebtedness to net capital		.33 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

SCHEDULE II
PARADIGM EQUITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

At December 31, 2014, the Company had no credit items that would result in a reserve requirement.

SCHEDULE III
PARADIGM EQUITIES, INC.
INFORMATION FOR POESSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from rule 15c3-3 under (k)(2)(i) because the company promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer through a special account for the exclusive benefit of customers of Paradigm Equities, Inc. During the year, the Company did not hold customers' funds or securities.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Paradigm Equities, Inc.

We have reviewed management's statements, included in the accompanying Paradigm Equities, Inc. Exemption Report, in which (1) Paradigm Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paradigm Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Paradigm Equities, Inc. stated that Paradigm Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paradigm Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paradigm Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan P.C.

February 26, 2015

mea Financial Services

Securities offered through:

PARADIGM EQUITIES, INC.

1216 Kendale Blvd., PO Box 2501
East Lansing, MI 48826-2501
517-351-2122 800-292-1950
www.meafs.com

Member FINRA/SIPC
Paradigm is a wholly-owned subsidiary
of MEA Financial Services

Paradigm Equities, Inc.'s Exemption Report

Paradigm Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (k) (2) (i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 1/1/14 to 12/31/14 without exception.

Paradigm Equities, Inc.

Michelle Shipman
Signature

Principal Financial Officer
Title

February 11, 2015
Date

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Paradigm Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Paradigm Equities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Paradigm Equities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Paradigm Equities, Inc.'s management is responsible for the Paradigm Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Lokeman P.C.

February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045593 FINRA DEC
Paradigm Equities Inc
1216 Kendale Blvd
East Lansing, MI 48823-2008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Danielle Tyler, 517-337-5435

2. A. General Assessment (item 2e from page 2) $ 57

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )
July 25, 2014
Date Paid

C. Less prior overpayment applied (1963)

D. Assessment balance due or (overpayment) (1906)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (1906)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(1906)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paradigm Equities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer/Principal
(Title)

Dated the 16 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,185,909
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,159,321
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Non Securities Income (Deductions in excess of $100,000 require documentation)	3,677
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$22,911
2e. General Assessment @ .0025	$57

(to page 1, line 2.A.)